FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June 2020

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Partial Correction to the Items Disclosed via the Internet Concerning the Notice of Convocation of the 144th Ordinary General Meeting of Shareholders

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: June 18, 2020	By:	/s/ Takashi Okubo
Takashi Okubo Global Head of Investor Relations

June 18, 2020

Dear Shareholders

Christophe Weber President and Representative Director Takeda Pharmaceutical Company Limited 1-1, Doshomachi 4-chome Chuo-ku, Osaka

Partial Correction to the Items Disclosed via the Internet Concerning the Notice of Convocation of the 144th Ordinary General Meeting of Shareholders

Takeda Pharmaceutical Company Limited (the “Company”) hereby reports that there is a part to be corrected in the Items Disclosed via the Internet Concerning the Notice of Convocation of the 144th Ordinary General Meeting of Shareholders and that the Company therefore decided to make the correction to the said part as described herein below.

1. Correction part:
5th line of item (iii) “Risk management rules and other systems” set forth on page 4 of the Items Disclosed via the Internet Concerning the Notice of Convocation of the 144th Ordinary General Meeting of Shareholders

2. Content of the correction:
[After correction]
…, and the systems through which the major potential risks and the mitigation plans thereof, etc. will be reported to the Risk, Ethics & Compliance Committee and the Board of Directors shall be established.

[Before correction]
…, and the systems through which the major potential risks and the mitigation plans thereof, etc. will be reported to the Audit, Risk and Compliance Committee and the Board of Directors shall be established.

[End of document]